

02007673

RECD S.E.C.
FEB 2 6 2002
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 17631 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COLONIAL SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 MOTT STREET, 11th FLOOR
(No. and Street)

| NEW YORK, | NY | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID WONG, VICE PRESIDENT (212) 964-6504
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEI WEI & CO., LLP
(Name — *if individual, state last, first, middle name*)

| 133-10 39th AVENUE, 2nd FLOOR | FLUSHING | NEW YORK | 11354 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**
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AFFIRMATION

I, Yee Yee Wong, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Colonial Securities, Inc. as of and for the year ended December 31, 2001, are true and correct. I further affirm that neither Colonial Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Yee Yee Wong Date

President
Title

STATE OF NEW YORK, SS.:
COUNTY OF QUEENS
SWORN TO BEFORE ME THIS
22ND DAY OF FEB 2002

Notary Public


STEVE WEI
Notary Public - State of New York
NO. 01WE4796307
Qualified in Queens County
My Commission Expires 8/31/02


WEI
WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

COLONIAL SECURITIES, INC.

(SEC File No. 8-17631)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control Structure

COLONIAL SECURITIES, INC.


RECEIVED
FEB 2 8

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000

CONTENTS PAGE



CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL. (516) 931 5399
FAX. (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL. (202) 479 0744
FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT

Board of Directors and
Stockholders of
Colonial Securities, Inc.

We have audited the accompanying statement of financial condition of Colonial Securities, Inc. (the "Company") as of December 31, 2001, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Colonial Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule g listed in the accompanying table of contents is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wei Wei & Co. LLP

February 22, 2002

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	61,568
Receivable from clearing organization		193,676
Loans to stockholders *(Note 4)*		112,515
Property and equipment, net of accumulated depreciation and amortization of $267,431 *(Notes 2 and 3)*		49,003
Other assets		53,594
TOTAL ASSETS	$	470,356

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	34,637
Total current liabilities		34,637
COMMITMENTS AND CONTINGENCIES *(Notes 5 and 7)*		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value,		
Class A, voting; authorized 500 shares; issued and outstanding 252 shares		58,500
Class B, non-voting; authorized 500 shares; issued and outstanding 120 shares		26,460
Additional paid-in capital		98,000
Retained earnings		252,759
Total stockholders' equity		435,719
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	470,356

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 1,437,711
Dividends and interest	142,224
TOTAL REVENUES	1,579,935
EXPENSES:	
Salary and related expenses	555,579
Commissions	278,354
Clearing charges	342,821
Bad debt	18,955
Commission related expenses	20,553
Occupancy costs	103,878
Communications	42,176
Statistical	49,840
Promotional	5,825
Computer services	87,198
Insurance	30,701
Office expenses	52,255
Professional fees	19,156
Travel and entertainment	10,758
Automobile	11,631
Interest	9,003
Loss on disposal of automobiles	4,182
Depreciation and amortization	54,756
Other operating expenses	25,765
TOTAL EXPENSES	1,723,386
Loss before income taxes	(143,451)
Provision for income taxes *(Note 2)*	5,285
NET LOSS	$ (148,736)

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(148,736)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization		54,756
Loss on disposal of automobiles		4,182
Decrease in receivable from clearing organization		125,711
Decrease in other assets		5,331
(Decrease) in accounts payable and accrued expenses		(57,736)
Net cash (used in) operating activities		(16,492)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(6,410)
Proceeds from sales of automobiles		50,569
Net cash provided by investing activities		44,159
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loans to stockholders		(14,118)
Principal payments on note payable		(18,444)
Net cash (used in) financing activities		(32,562)
NET CHANGE IN CASH		(4,895)
CASH AT THE BEGINNING OF YEAR		66,463
CASH AT THE END OF YEAR	$	61,568

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest	$	9,003
Cash paid for income taxes	$	60,392

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year, automobiles with undepreciated costs of $128,525 were sold to the Company's stockholders for $50,569. The stockholders assumed the related note payable of $73,774.

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2000	$ 58,500	$ 26,460	$ 98,000	$ 401,495
Additional paid-in capital	-	-	-	-
Net income	-	-	-	(148,736)
Balance, December 31, 2001	$ 58,500	$ 26,460	$ 98,000	$ 252,759

See accompanying notes to financial statements.

1. ORGANIZATION

Colonial Securities, Inc. (the "Company") was incorporated in the State of New Jersey on December 11, 1972. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Investment banking fees and expenses are recorded on an accrual basis.

Property, equipment and depreciation

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for both financial reporting and income tax purposes.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $5,825 for the year ended December 31, 2001.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

Provision for income taxes consist of federal, state and city taxes currently payable. Deferred tax assets and liabilities were immaterial.

Use of estimates in preparation of financial statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable, accrued expenses and note payable.

3. PROPERTY AND EQUIPMENT

The useful lives of property and equipment for purposes of computing depreciation are:

Furniture and fixtures	7 years
Office equipment	7 years
Automobiles	5 years
Leasehold improvements	Length of lease 5 years

Depreciation and amortization expense, relating to property and equipment, charged to operations for the year ended December 31, 2001 was $54,756.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

4. LOANS TO STOCKHOLDERS

Loans to stockholders, representing advances to stockholders, are non-interest bearing and due on demand.

5. LEASES

The Company leases its offices under non-cancelable operating leases expiring in various years through 2004. Future minimum rental payments under the leases are approximated as follows:

Year Ending December 31,		Amount
2002	$	96,300
2003		99,700
2004		62,100
Thereafter		-
	$	258,100

The leases require the Company to pay, as additional rent, cost of living and real estate escalation adjustments. Rent expense charged to operations for the year ended December 31, 2001 was $103,878.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a net capital of $217,647, which was $117,647 in excess of its required capital.

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

COLONIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL:		
Total stockholders' equity	$	435,719
Total capital		435,719
Deductions and/or charges:		
Non-allowable assets		
Receivable from clearing organization, unsecured bad debt reserve		447
Loans to stockholders		112,515
Property and equipment, net		49,003
Other assets		53,594
		215,559
Net capital before haircuts on securities positions		220,160
Haircuts on securities:		
Money market funds		2,513
NET CAPITAL	$	217,647
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	100,000
Excess net capital	$	117,647
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$	214,183
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	34,637
TOTAL AGGREGATE INDEBTEDNESS	$	34,637
Percentage of aggregate indebtedness to net capital		15.91%

COLONIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934 (continued) DECEMBER 31, 2001

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2001.

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).


WEI
WEI & CO.,
LLP

CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL. (516) 931 5399
FAX. (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL. (202) 479 0744
FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and
Stockholders of
Colonial Securities, Inc.

In planning and performing our audit of the financial statements of Colonial Securities Inc. (the "Company") for the year ended December 31, 2001, on which we issued our report dated February 23, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) under the Security Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention to indicate that such conditions had not been complied with during the period. We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.



February 22, 2002